OMB APPROVAL
                                                  OMB No. 3235-0145
								  Expires December 31, 1997


                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  Schedule 13G

                  Under the Securities Exchange Act of 1934



                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)

                    Common Stock, par value $3.00 per share
                          (Title of Class of Securities)

                                  203434 10 5
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		Rule 13d-1(b)
		Rule 13d-1(c)
	X	Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following page(s))

                                Page 1  of 5 Pages




CUSIP No. 203434 10 5                    13G                 Page 2  of 5 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Ronald S. Shoemaker

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	                                                                 (a) [ ]
                                                                       (b) [ ]

3  SEC USE ONLY




4  CITIZENSHIP OR PLACE OF ORGANIZATION

	 	United States of America


NUMBER OF			5  SOLE VOTING POWER
SHARES				60,000
BENEFICIALLY		6  SHARE VOTING POWER
OWNED BY				22,100
EACH				7  SOLE DISPOSITIVE POWER
REPORTING				60,000
PERSON			8  SHARED DISPOSITIVE POWER
WITH					22,100



9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		82,100


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
	                                                                    [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		5.4%


12  TYPE OF REPORTING PERSON*
		IN





                         *SEE INSTRUCTIONS BEFORE FILLING OUT





Item 1(a).	Name of Issuer.

		Community Bancshares, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

		1301 Westwood Lane
		Westfield Village
		Wilkesboro, NC  28697

Item 2(a).	Name of Person Filing.

		This statement is filed by:  Ronald S. Shoemaker

Item 2(b).	Address of Principal Business Office or, if none, Residence.

		924 Pleasant Home Church Road
		Miller's Creek, NC  28651

Item 2(c).	Citizenship.

		United States of America

Item 2(d).	Title of Class of Securities.

		Common Stock, par value $3.00 per share

Item 2(e).	CUSIP Number.

		203434 10 5

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
		check whether the person filing is a:

		Not applicable

Item 4.	Ownership.

		(a)	Amount Beneficially Owned as of December 31, 1998:

			82,100 shares of Common Stock (includes (i) 60,000 shares
		subject to presently exercisable stock options and (ii) 22,100 shares owned jointly with his spouse).

                                     Page 3 of 5 Pages


	Does not include 2,778 shares of Common Stock to be purchased pursuant to Stock Purchase Agreement dated December 23, 1998 in connection with the settlement of certain litigation among Mr. Shoemaker and certain other directors of Community Bancshares, Inc., which will be completed within 10 days of receiving Federal Reserve Board approval of the transaction.

		(b)	Percent of Class: 5.4%

		(c)	Number of Shares as to Which Such Person has:

			(i)	sole power to vote or to direct the vote: 60,000
			(ii)	shared power to vote to direct the vote: 22,100
			(iii) sole power to dispose or to direct the disposition of:
				60,000
			(iv) shared power to dispose or to direct the disposition
				of: 22,100

Item 5.	Ownership of Five Percent or Less of a Class.

		Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
		the Security Being Reported on by the Parent Holding Company.

		Not Applicable

Item 8.	Identification and Classification of Members of the Group.

		Not Applicable

Item 9.	Notice of Dissolution of Group.

		Not Applicable

Item 10.	Certification.

		Not Applicable


                                   Page 4 of 5 Pages


                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 5, 1999  					/s/ Ronald S. Shoemaker
                                                      Ronald S. Shoemaker


                                Page 5  of 5 Pages